As filed with the United States Securities and Exchange Commission on August 6, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Portugal
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation
570 Lexington Avenue
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing                   ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing One Ordinary Share of Portugal Telecom, SGPS, S.A.	50,000,000	$0.05	$2,500,000	$322
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, and 18

	(v)	The sale or exercise of rights	Articles number 13, 14, 15, and 18

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

(vii)	Amendment, extension or termination of the deposit arrangements	Articles number 20 and 21

(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles number 4, 9, 14, 18, 19, 21 and 23

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles number 4, 7, 8 and 12

Item 2. AVAILABLE INFORMATION			Article number 11

(b) Portugal Telecom, SGPS, S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the Securities and Exchange Commission (the “Commission”). Such reports can be inspected by holders of American Depositary Receipts and copied through the Commission’s EDGAR system or at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Fourth Amended and Restated Deposit Agreement, dated as of      , 2013, by and among Portugal Telecom, SGPS, S.A., Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. – Previously filed as Exhibit (a) to Registration Statement No. 333-186095 and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Portugal Telecom, SGPS, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 6, 2014.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing One Ordinary Share of Portugal Telecom, SGPS, S.A.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Portugal Telecom, SGPS, S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Lisbon, Portugal, on August 5, 2014.

Portugal Telecom, SGPS, S.A.

By:	/s/ Henrique Manuel Fusco Granadeiro
Name: Henrique Manuel Fusco Granadeiro
Title: Chief Executive Officer

By:	/s/ Luís Pacheco de Melo
Name: Luís Pacheco de Melo
Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Henrique Manuel Fusco Granadeiro and Luís Pacheco de Melo, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 5, 2014.

SIGNATURES

Signature	Title

/s/ Henrique Manuel Fusco Granadeiro	Chief Executive Officer and Chairman of the Board of Directors
Henrique Manuel Fusco Granadeiro	(principal executive officer)

/s/ Luís Pacheco de Melo	Chief Financial Officer and Member of the Board of Directors
Luís Pacheco de Melo	(principal financial officer)

/s/ Alfredo Baptista	Member of the Board of Directors
Alfredo Baptista

/s/ Carlos Alves Duarte	Member of the Board of Directors
Carlos Alves Duarte

/s/ Pedro Leitão	Member of the Board of Directors
Pedro Leitão

/s/ Manuel Rosa da Silva	Member of the Board of Directors
Manuel Rosa da Silva

Member of the Board of Directors
Shakhaf Wine

/s/ José Guilherme Xavier de Basto	Member of the Board of Directors
José Guilherme Xavier de Basto

/s/ João Manuel de Mello Franco	Member of the Board of Directors
João Manuel de Mello Franco

/s/ Mário João de Matos Gomes	Member of the Board of Directors
Mário João de Matos Gomes

Member of the Board of Directors
Gerald Stephen McGowan

/s/ Rafael Luís Mora Funes	Member of the Board of Directors
Rafael Luís Mora Funes

Member of the Board of Directors
Maria Helena Nazaré

/s/ Francisco Teixeira Pereira Soares	Member of the Board of Directors
Francisco Teixeira Pereira Soares

/s/ Paulo José Lopes Varela	Member of the Board of Directors
Paulo José Lopes Varela

Member of the Board of Directors
Milton Almicar Silva Vargas

/s/ Nuno Rocha dos Santos de Almeida e Vasconcellos	Member of the Board of Directors
Nuno Rocha dos Santos de Almeida e Vasconcellos

/s/ Luís Pacheco de Melo	Principal Accounting Officer
Luís Pacheco de Melo

/s/ George Boychuk	Authorized U.S. Representative
George Boychuk Managing Director, Depositary Management Corporation

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification